

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 15, 2007

Mr. Peter R. Voser
Chief Financial Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30, 2596 HR
The Hague
The Netherlands

       Re: **Royal Dutch Shell plc**
                 Form 20-F for the Fiscal Year Ended December 31, 2005
                 Filed March 13, 2006
                 Supplemental Response Letters Dated February 23, 2007 and
                 November 2, 2006
                 File No. 001-32575

Dear Mr. Voser:

       We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Karl Hiller
                             Branch Chief